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                           Allis-Chalmers Energy Inc.
                           5075 Westheimer, Suite 890
                              Houston, Texas 77056

                                  August 16, 2005



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0510
Attention: Tamara Brightwell

         RE:      ALLIS-CHALMERS ENERGY INC.
                  --------------------------

Dear Ms. Brightwell:

         In connection with the Registration Statement on Form S-1 (Registration No. 333-126110) relating the registration of securities under the Securities Act of 1933, as amended, Allis-Chalmers Energy Inc. respectfully requests acceleration of the effectiveness of such Registration Statement so that it shall become effective on Thursday August 18, 2005, at 12:00 pm EST. or as soon as thereafter as practical. Allis-Chalmers Energy Inc. acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the company may not assert this action as a defense on any proceeding initiated by the commission or any person under the federal securities laws of the United States.

                                             Very truly yours,

                                             /S/ VICTOR M. PEREZ

                                             VICTOR M. PEREZ
                                             CHIEF FINANCIAL OFFICER